

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

June 12, 2015

Via E-mail
Mr. Mark Creatura
Senior Vice President and General Counsel
Consumer Portfolio Services, Inc.
3800 Howard Hughes Parkway, Suite 1400
Las Vegas, NV 89169

Re: Consumer Portfolio Services, Inc.
Registration Statement on Form S-3
Filed May 28, 2015
File No. 333-204492

Dear Mr. Creatura:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Selling Shareholders, page 3

1.   Please revise the disclosure in the first paragraph to identify the "private transactions" in which the securities being offered by the selling shareholders were sold. Please refer to Rule 430B(b)(2)(iii) under the Securities Act of 1933, as amended.

2.   Based on your disclosure in the second paragraph, it appears that you are also registering for resale warrants, not just the common stock underlying the warrants. Please explain, or otherwise, revise the appropriate sections of the prospectus, including the prospectus cover page, to reflect the resale registration of warrants. Further revise your disclosure to identify the initial offering transaction(s) in which you sold the warrants to the selling shareholders.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement, please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Jonathan E. Gottlieb, Staff Attorney, at (202) 551-3416 or me at (202) 551-3369 with any questions.

Sincerely,

/s/ Era Anagnosti

Era Anagnosti
Legal Branch Chief

cc: Mark Harris, Esq.